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                            May 19, 2022

       Prabir Adarkar
       Chief Financial Officer
       DoorDash, Inc.
       303 2nd Street, South Tower, 8th Floor
       San Francisco, California 94107

                                                        Re: DoorDash, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed March 1, 2022
                                                            File No. 001-39759

       Dear Mr. Adarkar:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       Key Business and Non-GAAP Metrics, page 66

   1. Please revise your presentation to present the most comparable GAAP measures for
                                                        Contribution Profit and
Adjusted EBITDA with equal or greater prominence in both your table and your
discussion presented here. Refer to the guidance in Item 10(e)(1)(i)(A) of
                                                        Regulation S-K and
Question 102.10 of the Compliance and Disclosure Interpretations on
                                                        Non-GAAP Measures.
       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 72

   2. We note that all of your Non-GAAP measures presented here, except for Adjusted
                                                        EBITDA, include an
adjustment for "Allocated Overhead." Overhead appears to
                                                        include normal,
recurring, cash operating expenses necessary to operate your business.
                                                        Please tell us why you
believe these adjustments are permitted under Rule 100(b) of
 Prabir Adarkar
DoorDash, Inc.
May 19, 2022
Page 2
         Regulation G. Refer to Question 100.01 of the Compliance and Disclosure Interpretations
         on Non-GAAP Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Amy Geddes at 202-551-3304 or Theresa Brillant at 202-551-3307 with any questions.



FirstName LastNamePrabir Adarkar                            Sincerely,
Comapany NameDoorDash, Inc.
                                                            Division of
Corporation Finance
May 19, 2022 Page 2                                         Office of Trade &
Services
FirstName LastName